Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

August 31, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

  Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Knock-Out Notes due February 28, 2018	August 26, 2016	J592
Buffered Return Enhanced Notes due October 4, 2017	August 26, 2016	J593
Knock-Out Notes due November 29, 2017	August 26, 2016	J594
Dual Directional Capped Knock-Out Notes due February 28, 2018	August 26, 2016	J595
12.10% Contingent Coupon Autocallable Yield Notes due September 13, 2017	August 26, 2016	J597
Contingent Coupon Callable Yield Notes due August 30, 2018	August 26, 2016	J598
Buffered Accelerated Return Equity Securities due August 30, 2018	August 26, 2016	K688
Digital Buffered Notes due March 2, 2020	August 26, 2016	K690
Digital Buffered Notes due August 31, 2020	August 26, 2016	K691
Capped Buffer GEARS	August 26, 2016	K694

Capped Buffer GEARS	August 26, 2016	K695
Buffered Return Equity Securities due June 1, 2018	August 26, 2016	K697
Buffered Accelerated Return Equity Securities due March 1, 2019	August 26, 2016	K708
Buffered Accelerated Return Equity Securities due September 2, 2020	August 29, 2016	K716
Accelerated Barrier Notes due August 31, 2021	August 26, 2016	T806
Absolute Return Digital Barrier Securities due August 31, 2021	August 26, 2016	T807
Digital Plus Barrier Notes due August 31, 2021	August 26, 2016	T808
Digital Plus Barrier Notes due August 31, 2021	August 26, 2016	T809
Autocallable Securities due August 30, 2019	August 26, 2016	T813
Absolute Return Barrier Securities due March 2, 2018	August 29, 2016	T827
7.00% per annum Contingent Coupon Autocallable Yield Notes due August 30, 2019	August 26, 2016	U1666

1 Year 7.00% per annum Contingent Coupon Autocallable Yield Notes due August 31, 2017	August 26, 2016	U1667
10.25% per annum Contingent Coupon Callable Yield Notes due August 30, 2019	August 26, 2016	U1675
8.00% per annum Contingent Coupon Callable Yield Notes due August 30, 2019	August 26, 2016	U1676
8.75% per annum Contingent Coupon Callable Yield Notes due August 31, 2018	August 26, 2016	U1680
Trigger Autocallable Contingent Yield Notes	August 29, 2016	U1690
Trigger Autocallable Notes	August 29, 2016	U1694
Trigger Callable Contingent Yield Notes (daily coupon observation)	August 26, 2016	U1697
Trigger Callable Contingent Yield Notes (daily coupon observation)	August 25, 2016	U1698
7.00% per annum Contingent Coupon Autocallable Yield Notes due August 31, 2021	August 26, 2016	U1699